UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 02, 2019

Barclays PLC
(Name of Registrant)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K is filed by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: May 02, 2019

By: /s/ Garth Wright --------------------------------
Garth Wright
Assistant Secretary

2 May 2019

Barclays PLC
Results of Annual General Meeting

The Barclays PLC Annual General Meeting was held earlier today.  A poll was held on each of the resolutions proposed and the results of the poll are set out below.  All resolutions, with the exception of Resolution 24, were passed.

RESOLUTIONS		Number of votes cast "For" the Resolution	% of votes cast "For" the Resolution	Number of votes cast "Against" the Resolution	% of votes cast "Against" the Resolution	Number of votes Withheld*	Total votes cast as % of Issued Share Register
1	To receive the Reports of the Directors and Auditors and the audited accounts of the Company for the year ended 31 December 2018	12,695,734,282	98.55	186,675,577	1.45	96,900,041	74.72%
2	To approve the Directors' Remuneration Report (other than the part containing the Directors' Remuneration Policy) for the year ended 31 December 2018	8,849,675,682	70.79	3,652,341,337	29.21	477,285,142	72.51%
3	To appoint Mary Anne Citrino as a Director of the Company.	11,948,603,749	99.71	34,632,816	0.29	996,057,291	69.50%
4	To appoint Nigel Higgins as a Director of the Company.	11,807,099,643	99.56	52,291,686	0.44	1,119,916,432	68.79%
5	To reappoint Mike Ashley as a Director of the Company.	11,777,628,455	98.29	205,380,097	1.71	996,299,207	69.50%
6	To reappoint Tim Breedon as a Director of the Company.	12,602,485,389	97.49	324,895,667	2.51	51,926,155	74.98%
7	To reappoint Sir Ian Cheshire as a Director of the Company.	11,842,545,668	98.82	141,100,455	1.18	995,676,212	69.51%
8	To reappoint Mary Francis as a Director of the Company.	11,697,785,559	97.61	285,834,129	2.39	995,688,072	69.51%
9	To reappoint Crawford Gillies as a Director of the Company.	11,389,246,361	88.10	1,537,807,378	11.90	52,254,020	74.98%
10	To reappoint Matthew Lester as a Director of the Company.	11,967,989,715	99.87	15,257,915	0.13	996,060,130	69.50%
11	To reappoint Tushar Morzaria as a Director of the Company.	11,955,908,964	92.47	973,190,099	7.53	50,207,495	74.99%
12	To reappoint Diane Schueneman as a Director of the Company.	12,911,067,266	99.87	16,888,825	0.13	51,351,669	74.98%
13	To reappoint James Staley as a Director of the Company.	12,894,453,042	99.73	34,599,257	0.27	50,254,456	74.99%
14	To reappoint KPMG LLP as auditors of the Company.	12,733,013,321	98.49	195,382,019	1.51	50,918,887	74.99%
15	To authorise the Board Audit Committee to set the remuneration of the Auditors.	12,892,679,859	99.72	36,270,397	0.28	50,362,362	74.99%
16	To authorise the Company and its subsidiaries to make political donations and incur political expenditure.	11,617,998,924	97.11	345,385,946	2.89	1,015,918,836	69.39%
17	To authorise the Directors to allot shares and securities.	11,585,506,188	89.63	1,341,000,299	10.37	52,795,666	74.98%
18	To authorise the Directors to allot equity securities for cash and/or to sell treasury shares other than on a pro rata basis to shareholders of no more than 5% of issued share capital.	12,880,111,931	99.64	46,723,918	0.36	52,438,705	74.98%
19	To authorise the Directors to allot equity securities for cash and/or to sell treasury shares other than on a pro rata basis to shareholders of no more than an additional 5% of issued share capital in connection with an acquisition or specified capital investment.	12,500,734,602	96.71	425,473,729	3.29	53,085,681	74.97%
20	To authorise the Directors to allot equity securities in relation to the issuance of contingent Equity Conversion Notes.	11,991,559,666	92.77	933,993,086	7.23	53,743,109	74.97%
21	To authorise the Directors to allot equity securities for cash other than on a pro rata basis to shareholders in relation to the issuance of contingent Equity Conversion Notes.	11,912,416,759	92.20	1,007,335,810	7.80	59,547,615	74.94%
22	To authorise the Company to purchase its own shares.	11,786,143,811	91.32	1,120,968,364	8.68	72,189,429	74.86%
23	To authorise the Directors to call general meetings (other than an AGM) on not less than 14 clear days' notice.	12,348,079,234	95.57	572,420,149	4.43	58,803,270	74.94%
24	That Mr. Edward Bramson be and is hereby appointed as a Director of the Company.	1,616,783,901	12.79	11,024,118,524	87.21	338,874,608	73.32%
* A vote Withheld is not a vote in law and is not counted in the calculation of the proportion of votes "For" and "Against" a resolution.

As at 6.30pm on Tuesday 30 April 2019, the time by which shareholders who wanted to vote at the AGM must have been entered on the Company's register of members, there were 17,240,956,167 ordinary shares in issue. 504 shareholders or persons representing shareholders attended the meeting.  Shareholders are entitled to one vote per share.

In accordance with Listing Rule 9.6.2, copies of the resolutions that do not constitute ordinary business at an annual general meeting will be submitted to the National Storage Mechanism and will shortly be available for inspection at http://www.morningstar.co.uk/uk/NSM

Resolution 2

The Board notes that while Resolution 2 was passed with a majority of 70.79%, a number of our shareholders opposed this resolution.

We are disappointed in this outcome and will seek and reflect carefully on feedback from our shareholders in order to understand more fully the reasons for the opposition to this resolution.

An update on the consultation process will be made in accordance with the UK Corporate Governance Code, within six months of the AGM.  We expect to seek shareholder approval for a new Directors' Remuneration Policy at our AGM in 2020 in line with the normal cycle for renewal.

Other Matters

John McFarlane, Dambisa Moyo, Reuben Jeffery III and Mike Turner retired at the 2019 Barclays PLC Annual General Meeting and did not seek re-election. Mr. McFarlane, Dr. Moyo, Mr. Jeffery and Mr. Turner therefore resigned from the Board at the conclusion of the meeting and Mr. Nigel Higgins replaced Mr. McFarlane as Chairman and as Chairman of the Nominations Committee.

- ENDS-

For further information, please contact:

Investor Relations Lisa Bartrip +44 (0) 20 7773 0708	Media Relations Tom Hoskin +44 (0) 20 7116 6927
About Barclays

Barclays is a transatlantic consumer and wholesale bank offering products and services across personal, corporate and investment banking, credit cards and wealth management, with a strong presence in our two home markets of the UK and the US.

With over 325 years of history and expertise in banking, Barclays operates in over 40 countries and employs approximately 83,500 people. Barclays moves, lends, invests and protects money for customers and clients worldwide.

For further information about Barclays, please visit our website home.barclays